Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share and per share data)

	Three months ended March 31
	2009	2008
STATEMENT OF INCOME DATA
Voyage revenues	$126,311	$136,743

Commissions	5,086	4,509
Voyage expenses	15,088	16,561
Charter hire expense	—	4,140
Vessel operating expenses	37,901	32,792
Depreciation	23,001	20,327
Amortization of deferred dry-docking costs	1,784	1,657
Management fees	3,274	2,912
General and administrative expenses	1,460	992
Stock compensation expense	46	1,345
Foreign currency (gains)/ losses	(199)	432
Amortization of deferred gain on sale of vessels	—	(792)
Gain on sale of vessels	—	(34,565)

Total expenses	87,441	50,310

Operating income	38,870	86,433
Interest and finance costs, net	(15,106)	(23,838)
Interest income	1,331	2,189
Other, net	108	149

Total other expenses, net	(13,667)	(21,500)

Net income	25,203	64,933
Less: Net (income)/loss attributable to the noncontrolling interest	(751)	196

Net Income attributable to Tsakos Energy Navigation Ltd.	$24,452	$65,129

Earnings per share, basic	$0.66	$1.72
Earnings per share, diluted	$0.66	$1.70
Weighted average number of shares outstanding
Basic	37,048,134	37,930,715
Diluted	37,320,168	38,284,385

	March 31 2009	December 31 2008	March 31 2008
BALANCE SHEET DATA
Cash and cash equivalents	337,972	312,169	292,102

Current assets, including cash	396,349	370,781	347,731
Investments	1,000	1,000	1,000
Financial instruments, net of current portion	590	—	—
Advances for vessels under construction	54,670	53,715	79,268
Vessels	2,469,090	2,468,472	2,245,486
Accumulated Depreciation	(335,984)	(312,983)	(247,849)
Vessels’ Net Book Value	2,133,106	2,155,489	1,997,637
Deferred charges, net	19,380	21,332	16,211

Total assets	$2,605,095	$2,602,317	$2,441,847

Current portion of long-term debt	91,805	91,805	52,413

Current liabilities, including current portion of long-term debt	231,650	189,488	189,063
Long-term debt, net of current portion	1,400,534	1,421,824	1,350,886
Financial instruments, net of current portion	64,202	75,890	41,309
Total stockholders’ equity	908,709	915,115	860,589

Total liabilities and stockholders’ equity	$2,605,095	$2,602,317	$2,441,847

		Three months ended March 31
		2009	2008
OTHER FINANCIAL DATA
Net cash from operating activities		$51,196	$68,884
Net cash (used in)/from investing activities		$(1,573)	$34,789
Net cash (used in)/from financing activities		$(23,820)	$6,982

Operating expenses per ship per day		$9,355	$8,969
Vessel overhead costs per ship per day		$1,155	$1,338

		10,510	10,307

FLEET DATA

Average number of vessels during period		46.0	43.1
Number of vessels at end of period		46.0	44.0
Average age of fleet at end of period	Years	6.3	5.6
Dwt at end of period (in thousands)		4,922.0	4,711.2

Time charter employment - fixed rate	Days	1,102	1,059
Time charter employment - variable rate	Days	2,069	2,128
Period employment (pool and coa) at market rates	Days	331	364
Spot voyage employment at market rates	Days	576	307

Total operating days		4,078	3,858
Total available days		4,140	3,923
Utilization		98.5%	98.3%

Operating expenses per ship per day exclude the two chartered-in vessels and the vessel bare-boat chartered out.

Vessel overhead costs include Management fees, General & Administrative expenses, Management incentive award, and Stock compensation expense.